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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           FLEXIBLE SOLUTIONS INTL INC
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)

                                    33938T104
                                ----------------
                                 (CUSIP Number)

                                 June 4th, 2004
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)
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CUSIP No. 33938T104                    13G                     Page 1 of 1 Pages


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1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
      (Entities Only)
            Pictet (London) Limited
            Pictet Asset Management UK Limited ("PAM")
            Pictet International Management Limited ("PIM")
            Pictet (London) Limited is the parent corporation of each of PAM and PIM
            The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by two non-U.S. investment funds, one of which is managed by PAM and the other by PIM.
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2     Check the Appropriate Box if a Member of a Group                   (a) / /
                                                                         (b) / /
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3     SEC Use Only

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4     Citizenship or Place of Organization
            Pictet (London) Limited - United Kingdom
            Pictet Asset Management (UK) Limited - United Kingdom
            Pictet International Management Limited - United Kingdom
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                  5     Sole Voting Power:
 Number of                    Pictet (London) Limited: 1,149,000 (indirect
                        through PAM and PIM)
   Shares                     PAM: 560,400
                              PIM: 588,600
Beneficially      --------------------------------------------------------------
                  6     Shared Voting Power:
  Owned by                    Pictet (London) Limited: None
                              PAM: None
    Each                      PIM: None
                  --------------------------------------------------------------
 Reporting        7     Sole Dispositive Power:
                              Pictet (London) Limited: 1,149,000 (indirect
Person With             through PAM and PIM)
                              PAM: 560,400
                              PIM: 588,600
                  --------------------------------------------------------------
                  8     Shared Dispositive Power:
                              Pictet (London) Limited: None
                              PAM: None
                              PIM: None
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9     Aggregate Amount Beneficially Owned by Each Reporting Person
            Pictet (London) Limited: 1,149,000 (indirect through PAM and PIM)
            PAM: 560,400
            PIM: 588,600
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10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares       / /

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11    Percent of Class Represented by Amount in Row (9)
            Pictet (London) Limited: 9.7% (indirect through PAM and PIM)
            PAM: 4.7%
            PIM: 5.0%
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12    Type of Reporting Person:
            Pictet (London) Limited: HC
            PAM: IA
            PIM: IA
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Item 1.

      (a)   Name of Issuer: FLEXIBLE SOLUTIONS INTL INC.

      (b)   Address of Issuer's Principal Executive Offices:

                  2614 QUEENSWOOD DRIVE
                  VICTORIA, BC
                  V8N 1X5
                  CANADA

Item 2.

      (a)   Names of Persons Filing:

            Pictet (London) Limited, holding company for:
            Pictet Asset Management UK Limited ("PAM")
            Pictet International Management Limited ("PIM")
            Pictet (London) Limited is the parent corporation of each of PAM and PIM

      (b)   Address of Principal Business Office or, if none, Residence:

            Pictet (London) Limited: Tower 42 Level 37
                                     25 Old Broad Street
                                     London  EC2N 1HQ
                                     UNITED KINGDOM
            PAM:  Same
            PIM:  Same

      (c)   Citizenship:

                  Pictet (London) Limited: United Kingdom
                  PAM: Same
                  PIM: Same

      (d)   Title of Class Securities: Common Stock

      (e)   CUSIP Number: 33938T1043

Item 3.

      Not applicable.

Item 4. Ownership

      The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by two non-U.S. investment funds, one of which is managed by PAM and the other by PIM.

      (a)   Amount Beneficially Owned:

                  Pictet (London) Limited:  1,149,000 (indirect through PAM and
                  PIM)
                  PAM: 560,400
                  PIM: 588,600

      (b)   Percent of Class:
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            Pictet (London) Limited:  9.7% (indirect through PAM and PIM)
            PAM: 4.7%
            PIM: 5.0%

      (c)   Number of shares as to which such person has:

            Pictet (London) Limited (indirectly through PAM and PIM):
            (i)   sole power to vote or to direct the vote: 1,149,000
            (ii)  shared power to vote or to direct the vote: None
            (iii) sole power to dispose or to direct the disposition of:
                  1,149,000
            (iv)  shared power to dispose or to direct the disposition of: None

            PAM:
            (i)   sole power to vote or to direct the vote: 560,400
            (ii)  shared power to vote or to direct the vote: None
            (iii) sole power to dispose or to direct the disposition of: 560,400
            (iv)  shared power to dispose or to direct the disposition of: None

            PIM:
            (i)   sole power to vote or to direct the vote: 588,600
            (ii)  shared power to vote or to direct the vote: None
            (iii) sole power to dispose or to direct the disposition of: 588,600
            (iv)  shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.


Item 6.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not Applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of the Group

            Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing
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the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                    SIGNATURE

      After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  June 11, 2004

                                        Paul Martin
                                        Chief Compliance Officer


                         AGREEMENT OF REPORTING PERSONS

      The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of each of the undersigned.


                      Pictet (London) Limited

                      By:
                         -------------------------------------
                         Paul Martin, Chief Compliance Officer

Pictet Asset Management UK Limited      Pictet International Management Limited

By:                                     By:
   --------------------------------        ------------------------------------
   Paul Martin, Chief Compliance           Paul Martin, Chief Compliance Officer
   Officer